GlobalFoundries Reports First Quarter 2022 Financial Results

May 10, 2022

Revenue up 37% year-over-year, Record Gross Margin and Net Income

MALTA, N.Y., May 10, 2022 (GLOBE NEWSWIRE) -- GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the first quarter ended March 31, 2022.

Key First Quarter Financial Highlights

- Record revenue of $1.94 billion, up 37% year-over-year.
- Record gross margin of 24.2% and adjusted gross margin of 25.3%.
- Record operating margin of 11.6% and adjusted operating margin of 14.4%.
- Record net income of $178 million and adjusted net income of $232 million.
- Record adjusted EBITDA margin of 36.0%.
- Cash and cash equivalents of $3.26 billion.

"In the first quarter the GF team delivered on its commitments to customers and shareholders," said GF CEO Dr. Thomas Caulfield. "We grew revenue 37% year-over-year, delivered record profitability and made significant progress towards our long-term financial model. Despite global supply chain challenges, the GF team continues to execute to plan, and we remain on track to deliver a strong year of growth and profitability."

Recent Business Highlights:

- GF announced GF Fotonix™, its next-generation silicon photonics platform. GF is collaborating with industry leaders including Broadcom, Cisco Systems, Inc, Marvell and NVIDIA, along with breakthrough photonic leaders including Ayar Labs, Lightmatter, PsiQuantum, Ranovus and Xanadu, to deliver innovative, unique, feature-rich solutions to solve some of the biggest challenges facing data centers today.
- GF announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), for Onsemi's proposed acquisition of GF's East Fishkill, NY site and fabrication facilities announced in 2019. The expiration of the HSR waiting period satisfies all of the necessary regulatory requirements and the transaction is on track to close at the end of 2022 as planned.
- GF announced the appointment of Bobby Yerramilli-Rao as an independent director of the company's board of directors. Dr. Yerramilli-Rao is currently chief strategy officer and corporate vice president at Microsoft, where he is responsible for developing and driving growth-oriented strategies.
- As part of GF's celebration of Women's History Month and International Women's Day, GF hosted its 3rd GlobalWomen conference, celebrating the vital role of women in technology.

Unaudited Summary Quarterly Results (in millions USD, except per share amounts and wafer shipments)[1]

	Q1'21	Q4'21	Q1'22	Year-over-year Q1'22 vs Q1'21		Sequential Q1'22 vs Q4'21	
Net revenue	$ 1,418	$ 1,847	$ 1,940	$ 522	37%	$ 93	5%
Gross profit	$ 99	$ 384	$ 469	$ 370	374%	$ 85	22%
Gross margin	7.0%	20.8%	24.2%		+1,720bps		+340bps
Adjusted gross profit[1]	$ 99	$ 397	$ 490	$ 391	395%	$ 93	23%
Adjusted gross margin	7.0%	21.5%	25.3%		+1,830bps		+380bps
Operating profit (loss)	$ (95)	$ 87	$ 225	$ 320	337%	$ 138	159%
Operating margin	(6.7)%	4.7%	11.6%		+1,830bps		+690bps
Adjusted operating profit (loss)[1]	$ (95)	$ 142	$ 279	$ 374	394%	$ 137	96%
Adjusted operating margin	(6.7)%	7.7%	14.4%		+2,110bps		+670bps
Net income (loss)	$ (127)	$ 43	$ 178	$ 305	240%	$ 135	314%

Net income (loss) margin	(9.0)%	2.3%	9.2%		+1,820bps		+690bps
Adjusted net income (loss)[1]	$ (127)	$ 98	$ 232	$ 359	283%	$ 134	137%
Adjusted net income (loss) margin	(9.0)%	5.3%	12.0%		+2,100bps		+670bps
Diluted (loss) earnings per share ("EPS")	$ (0.25)	$ 0.08	$ 0.33	$ 0.58	232%	$ 0.25	301%
Adjusted diluted EPS[1]	$ (0.25)	$ 0.18	$ 0.42	$ 0.67	268%	$ 0.24	133%
Adjusted EBITDA[1]	$ 294	$ 584	$ 698	$ 404	137%	$ 114	20%
Adjusted EBITDA margin	20.7%	31.6%	36.0%		+1,530bps		+440bps
Cash from operations	$ 148	$ 1,148	$ 845	$ 697	471%	$ (303)	(26)%
Wafer shipments (300MM Equivalent) (in thousands)	548	622	625	77	14%	3	0.5%

[1]Adjusted gross profit, adjusted operating profit (loss), adjusted net income (loss), adjusted diluted EPS, and adjusted EBITDA are adjusted non-IFRS metrics; please see the reconciliation of IFRS to adjusted non-IFRS metrics in the section "Unaudited Reconciliation of IFRS to Adjusted non-IFRS" below.

Summary of Second Quarter 2022 Outlook (unaudited, in millions USD except per share amounts)[1]

	IFRS	Share-based compensation	Non-IFRS Adjusted
Net revenue	$1,955 - $1,985	—	—
Gross Profit	$470 - $504	$27 - $33	$503 - $531
Gross Margin (mid-point)	24.7%		26.2%
Operating Profit	$206 - $251	$54 - $66	$272 - $305
Operating Margin (mid-point)	11.6%		14.6%
Net Income	$169 - $211	$54 - $66	$235 - $265
Net Income Margin (mid-point)	9.6%		12.7%
Diluted EPS	$0.31 - $0.38		$0.43 - $0.48
Adjusted EBITDA	—	—	$705 - $745
Adj. EBITDA Margin (mid-point)			36.8%

[1]The guidance provided above contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995, and is subject to the safe harbors created therein. The guidance includes management's beliefs and assumptions and is based on information currently available. GF has not provided a reconciliation of its Second Fiscal Quarter outlook for adjusted Non-IFRS EBITDA and related Margin because estimates of all of the reconciling items cannot be provided without unreasonable efforts. Certain factors that are materially significant to GF's ability to estimate these items cannot be reasonably predicted.

Unaudited Consolidated Statements of Operations

(in millions USD, except for per share amounts)	Three Months Ended	
	March 31, 2021	March 31, 2022
Net revenue	$ 1,418	$ 1,940
Cost of sales	1,319	1,471
Gross profit	99	469
Operating expenses:		
Research and development	103	128
Sales, marketing, general and administrative	91	116
Total operating expenses	194	244
Operating profit (loss)	(95)	225
Finance expense, net	(28)	(28)
Other income	7	10
Income tax expense	(11)	(29)
Net income (loss)	$ (127)	$ 178
Attributable to:		
Shareholders of GlobalFoundries	(126)	$ 179
Non-controlling interest	(1)	(1)
Earnings (loss) per share:		
Basic	$ (0.25)	$ 0.34

Diluted   $ (0.25)   $ 0.33  Shares used in earnings (loss) per share calculation         Basic     500      532  Diluted     500      549  Unaudited Consolidated Statements of Financial Position (in millions USD)   December 31, 20211   March 31, 20222           Assets:         Cash and cash equivalents   $ 2,939    $ 3,264  Receivables, prepayments and other     1,231      1,210  Inventories     1,121      1,185  Current assets     5,291      5,659  Deferred tax assets     353      337  Property, plant, and equipment, net     8,713      9,173  Other assets     671      733  Noncurrent assets     9,737      10,243  Total assets   $ 15,028    $ 15,902  Liabilities and equity:         Current portion of long-term debt   $ 297    $ 281  Other current liabilities     2,866      3,039  Current liabilities     3,163      3,320  Noncurrent portion of long-term debt     1,716      1,830  Other liabilities     2,116      2,413  Noncurrent liabilities     3,832      4,243  Shareholders' equity:         Common stock/additional paid-in capital     23,498      23,551  Accumulated deficit     (15,469)     (15,290) Accumulated other comprehensive income (loss)     (54)     21  Non-controlling interest     58      57  Total liabilities and equity   $ 15,028    $ 15,902  1Audited annual statement of consolidated financial position 2Unaudited interim statement of consolidated financial position Unaudited Consolidated Statements of Cash Flows     Three Months Ended (in millions USD)   March 31, 2021   March 31, 2022           Cash flows from operating activities:         Net income (loss) $ (127)   $ 178  Depreciation and amortization   377      408  Finance expense, net   8      9  Deferred income taxes   15      19  Other non-cash operating activities   (30)     42  Net change in working capital   (95)     189  Net cash provided by operating activities   148      845          Cash flows from investing activities:       Purchases of property, plant, equipment, and intangible assets   (302)     (643) Other investing activities   45      4  Net cash used in investing activities   (257)     (639)         Cash flows from financing activities:       Repayments of shareholder loan   (126)     —  Proceeds (repayment) of debt, net   (75)     107  Other financing activities   39      11  Net cash (used in) provided by financing activities   (162)     118  Effect of exchange rate changes   (2)     1

Net change in cash and cash equivalents	(273)	325
Cash and cash equivalents at the beginning of the period	908	2,939
Cash and cash equivalents at the end of the period	$ 635	$ 3,264

Unaudited Reconciliation of IFRS to Adjusted Non-IFRS

	Three Months Ended		
(in millions USD)	March 31, 2021	December 31, 2021	March 31, 2022
Gross profit	$ 99	$ 384	$ 469
Share based compensation	—	$ 13	$ 21
Adjusted gross profit	$ 99	$ 397	$ 490
Operating profit (loss)	$ (95)	$ 87	$ 225
Share based compensation	—	$ 55	$ 54
Adjusted operating profit (loss)	$ (95)	$ 142	$ 279
Net income (loss)	$ (127)	$ 43	$ 178
Share based compensation	—	$ 55	$ 54
Adjusted net income (loss)	$ (127)	$ 98	$ 232
Diluted EPS	$ (0.25)	$ 0.08	$ 0.33
Share based compensation	$ —	$ 0.10	$ 0.09
Adjusted diluted EPS	$ (0.25)	$ 0.18	$ 0.42

Unaudited Reconciliation of Net Income (Loss) to Adjusted EBITDA

	Three Months Ended		
(in millions USD)	March 31, 2021	December 31, 2021	March 31, 2022
Net income (loss) for the period	$ (127)	$ 43	$ 178
Adjustments:			
Depreciation and amortization	$ 377	$ 419	$ 408
Finance expense	$ 29	$ 28	$ 29
Income tax expense (benefit)	$ 10	$ 26	$ 29
Share based compensation	—	$ 55	$ 54
Restructuring and corporate severance programs	$ 5	$ 5	—
(Gains)/Losses on transactions, legal settlements and transaction expenses	—	$ 8	—
Adjusted EBITDA	$ 294	$ 584	$ 698

Adjusted Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with IFRS, this press release includes the following adjusted non-IFRS metrics: adjusted gross profit (loss), adjusted operating profit (loss), adjusted net income (loss), adjusted diluted EPS and adjusted EBITDA. We define adjusted gross profit (loss) as gross profit (loss) adjusted for share-based compensation expense. We define adjusted operating profit (loss) as profit (loss) from operations adjusted for share-based compensation expense. We define adjusted net income (loss) as net income (loss) adjusted for share-based compensation expense. We define adjusted diluted EPS as adjusted net income (loss) divided by the dilutive shares. We define adjusted EBITDA as net income (loss), excluding the impact of finance expense, income tax expense, depreciation, amortization, share-based compensation expense, transaction gains and associated expenses, restructuring charges and litigation settlements.

We believe that in addition to our results determined in accordance with IFRS, these adjusted non-IFRS measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These adjusted non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. For further information regarding these non-IFRS measures, please refer to "Unaudited Reconciliation of IFRS to Adjusted Non-IFRS" table above.

Adjusted non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of adjusted non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, May 10, 2022 at 4:30 p.m. U.S. Eastern Time (ET) to review the First Quarter

2022 results in detail. Interested parties may join the scheduled conference call by dialing the following numbers: Within the U.S.:                 1-877-788-0411 Outside the U.S.:                 1-615-489-8522 Participant Passcode:         8265345 The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call. About GlobalFoundries GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com. Forward-looking Statements This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by the COVID-19 pandemic and supply chain disruptions due to the Russia/Ukraine conflict and actions taken in response to such events; the market for our products may develop more slowly than expected or than it has in the past; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2021 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov. For further information, please contact:                   Investor Relations ir@gf.com